MarkWest Energy Partners, L.P.
1515 Arapahoe Street
Tower 1 Suite 1600
Denver, CO 80202

December 12, 2014

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:                    Karl Hiller

Branch Chief, Division of Corporation Finance

Re:                             MarkWest Energy Partners, L.P.

Form 10-K for the Fiscal Year ended December 31, 2013

Filed February 26, 2014

Response Letter dated August 19, 2014

File No. 001-31239

Dear Mr. Hiller:

Set forth below are the responses of MarkWest Energy Partners, L.P., a Delaware limited partnership (“MarkWest,” the “Company,” “we” or “our”), to comments and requests for additional information received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 6, 2014 with respect to the Company’s Annual Report on Form 10-K filed for the fiscal year ended December 31, 2013 with the Commission on February 26, 2014 (the “2013 Form 10-K”).

Based on our review of the Staff’s comment letter, and as further described herein,

•                  with respect to the Staff’s first comment, we believe that the 2013 Form 10-K is fairly presented in all material respects and, accordingly, we respectfully propose to modify certain disclosures discussed below on a prospective basis in subsequent filings with the Commission, without an amendment to the 2013 Form 10-K.; and

•                  with respect to the Staff’s second comment, on November 14, 2014 we amended our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2013.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.

Form 10-K for the year ended December 31, 2013

Financial Statements and Supplementary Data, page 104

Consolidated Statements of Operations, page 107

1.              We have read your response to prior comment 1, concerning your revenue presentation, and understand that under various contractual arrangements you not only process natural gas, but also sell the outputs of such processing including gas, condensate and NGLs, and report the value of these product sales along with the compensation you receive for your gathering, processing and transportation services. We note that, in describing your reporting for certain of your percent-of-proceeds arrangements and for your percent-of-index arrangements, you identify these components as “product related service revenue” and indicate the value of such product sales remitted to your customers is shown as “purchased product costs” in your Statements of Operations.

For these arrangements, we note that you purchase, take title to or otherwise have risk of ownership for the entire hydrocarbon stream. We also note that you report these transactions on a gross basis. Given these factors, we believe that the revenue associated with these arrangements represents sales of tangible products, and not services. Please revise your statements of operations to separately present the revenue and related costs of goods sold for these arrangements accordingly.

Response:

We acknowledge the Staff’s comment and respectfully propose to revise our disclosures on a prospective basis rather than amend our previous filings.  In future filings, we will separately present revenues from products sales and service revenues in our Consolidated Statements of Operations, with the first such presentation to appear in our Annual Report on Form 10-K for the fiscal year ended December 31, 2014.  We propose making this change on a prospective basis because we believe our prior reports are fairly presented in all material respects and do not believe that the additional disclosure of revenue disaggregation would necessitate an amendment of previous filings.  We base our views on the following:

•                  Our experience is that our investors and analysts focus on total revenues, net income, earnings before interest depreciation and amortization and distributable cash flow when analyzing our operations, none of which would change as a result of this change in revenue presentation.  Notably, to date, the investing community has not requested this type of revenue information from us, suggesting that it is not material to their analysis of our results of operations.

•                  This separation of revenue streams would not provide an investor with material additional information that is not otherwise captured in our existing disclosures.  Moreover, our presentation of net operating margin (segment revenue less segment purchased product costs) and contract mix by segment currently provides investors insight on what percentage of our net operating margin relates to commodity sensitive contracts, which represent the majority of our keep-whole and percentage of proceeds contracts as compared to service revenue, which are mainly fee-based contracts.   Such a metric is a key metric used by our investors to project our future operating cash flows and sensitivity to commodity pricing.  This information is disclosed in Part II Item 7 Management’s Discussion and Analysis of Financial Condition and Results of Operations.

•                  The information provided on net operating margin can be utilized to approximate a service revenue amount and, therefore, is further evidence that the additional information most material to investors is currently obtainable in our existing filings.  As an example, below is an illustration of how to calculate service revenue from our current 2013 Form 10-K disclosures (in thousands).  Similarly consistent calculations are derivable from comparable information included in the 2011 and 2012 Form 10-Ks. Product revenue could then be calculated by deducting service revenue from total revenue.

Year-ended December 31, 2013
Net operating margin (NOM) reported (page 23)	$1,002,102
Reported fee-based percent of NOM (page 23)(1)	61%
Fee-based revenue calculated	611,282
Subtract revenue deferral adjustment and other (page 163)	(6,182)
Calculated service revenue (1)	$605,100
To be reported service revenue (see below)	593,374
Difference between calculated and reported	$11,726
% difference	2%

(1)         This amount represents fee based revenue, which is excluded from segment revenue and NOM and therefore, needs to be subtracted in order to reconcile to revenue.  Fee-based revenue and fee-based NOM are the same as NOM only deducts purchased product costs, which as discussed earlier relates only to Product sales.

•                  We note that there is diversity in industry practice which further supports that an amendment should not be required.  We note 8 out of 15 peer companies present disaggregated revenue streams.

The Staff also requests that we separately present the related cost of goods sold for product and service revenue.  We note that purchased product costs, facility expenses and depreciation all represent costs of generating revenues and management does not currently present a gross margin number in Consolidated Statements of Operations as our investors focus on net operating margin.  The “Costs of Goods Sold” that would most directly related to “Product Sales” revenue line is currently reflected on our Consolidated Statements of Operations as “Purchased Product Costs”; accordingly, this presentation provides investors information on our net operating margin, which as described earlier is our investors focus.  Facility expenses and depreciation represent those expenses related to operating our various facilities and are necessary to provide Product Sales and Services Revenue.  Management does not currently attempt to separate facility expenses into those related to product sales or services revenue nor does it have the ability to do so.  In addition, approximately 90% of those comparable companies that we reviewed present their “cost of goods sold” components in a similar manner to our current presentation.  Therefore, we believe our current presentation of operating expenses is appropriate and consistent with industry practice.

As an example, the following illustrates a breakout of Total revenue for the years ended December 31, 2013, 2012 and 2011 and the nine months ended September 30, 2014 (in thousands):

	Year ended December 31,			Nine months ended
	2013	2012	2011	September 30, 2014
Revenue:
Product sales	$1,093,711	$1,002,224	$1,234,990	$978,749
Service revenue	593,374	381,055	287,602	658,070
Derivative (loss) gain	(24,638)	56,535	(29,035)	1,109
Total revenue	$1,662,447	$1,439,814	$1,493,557	$1,637,928

Please note that there are some immaterial differences between these amounts and those previously reported in our letter dated September 26, 2014 as the amounts were further refined since our prior response.

Our proposed revenue recognition section of the policy note to be included in our 2014 10-K has been significantly reorganized and rewritten as follows:

Revenue Recognition

The Partnership generates the majority of its revenues from natural gas gathering, transportation and processing; NGL gathering, transportation, fractionation, marketing and storage; and crude oil gathering and transportation. The Partnership disaggregates revenue on the Consolidated Statements of Operations as follows:

•      Product Sales— Product sales represent the sale of NGLs, condensate and natural gas. The product is primarily obtained as consideration for or related to providing midstream services.

•      Service Revenue— Service revenue represents all other revenue generated as the result of performing the services listed above.

The Partnership enters into a variety of contract types in order to generate Product Sales and Service Revenue. The Partnership provides services under the following different types of arrangements:

•      Fee-based arrangements—Under fee-based arrangements, the Partnership receives a fee or fees for one or more of the following services: gathering, processing and transmission of natural gas; gathering, transportation, fractionation, exchange and storage of NGLs; and gathering and transportation of crude oil. The revenue the Partnership earns from these arrangements is generally directly related to the volume of natural gas, NGLs or crude oil that flows through the Partnership’s systems and facilities and is not normally directly dependent on commodity prices. In certain cases, the Partnership’s arrangements provide for minimum annual payments or fixed demand charges.

Fee-based arrangements are reported as Service Revenue on the Consolidated Statements of Operations. In certain instances, the Partnership purchases product after fee-based services have been provided.  Revenue from the sale of products purchased after services are provided is reported as Product Sales and recognized gross as the Partnership is the principal in the transaction.

•      Percent-of-proceeds arrangements—Under percent-of-proceeds arrangements, the Partnership gathers and processes natural gas on behalf of producers, sells the resulting residue gas, condensate and NGLs at market prices and remits to producers an agreed-upon percentage of the proceeds. In other cases, instead of remitting cash payments to the producer, the Partnership delivers an agreed-upon percentage of the residue gas and NGLs to the producer (take-in-kind arrangements) and sells the volumes the Partnership retains to third parties.  Revenue from these arrangements is reported gross where the Partnership acts as the principal, as the Partnership has physical inventory risk and does not earn a fixed dollar amount. The agreed-upon percentage paid to the producer is reported as Purchased Product Costs on the Consolidated Statements of Operations.  Revenue is recognized net when the Partnership acts as an agent and earns a fixed dollar amount of physical product and does not have risk of loss of the gross amount of gas and/or NGLs.  Percent-of-proceeds revenue is reported as Product Sales on the Consolidated Statements of Operations.

•      Keep-whole arrangements—Under keep-whole arrangements, the Partnership gathers natural gas from the producer, processes the natural gas and sells the resulting condensate and NGLs to third parties at market prices. Because the extraction of the condensate and NGLs from the natural gas during processing reduces the Btu content of the natural gas, the Partnership must either purchase natural gas at market prices for return to producers or make cash payment to the producers equal to the energy content of this natural gas. Certain keep-whole arrangements also have provisions that require the Partnership to share a percentage of the keep-whole profits with the producers based on the oil to gas ratio or the NGL to gas ratio.  Sales of NGLs under these arrangements are reported as Product Sales on the Consolidated Statements of Operations and are reported on a gross basis as the Partnership is the principal in the arrangement. Natural gas purchased to return to the producer and shared NGL profits are recorded as Purchase Product Costs in the Consolidated Statement of Operations.

•      Percent-of-index arrangements—Under percent-of-index arrangements, the Partnership purchases natural gas at either (1) a percentage discount to a specified index price, (2) a specified index price less a fixed amount or (3) a percentage discount to a specified index price less an additional fixed amount. The Partnership then gathers and delivers the natural gas to pipelines where the Partnership resells the natural gas at the index price or at a different percentage discount to the index price.  Revenue generated from percent of index arrangements are reported as Product Sales on the Consolidated Statements of Operations and are recognized gross as the Partnership purchases and takes title to the product prior to sale and is the principal in the transaction.

In many cases, the Partnership provides services under contracts that contain a combination of more than one of the arrangements described above. When fees are charged (in addition to product received) under keep-whole arrangements, percent of proceeds arrangements or percent of index arrangements, the Partnership records such fees as Service Revenue on the Consolidated Statements of Operations. The terms of the Partnership’s contracts vary based on gas quality conditions, the competitive environment when the contracts are signed and customer requirements.

Amounts billed to customers for shipping and handling, including fuel costs, is included in Product sales on the Consolidated Statements of Operations, except under contracts where we are acting as an agent. Shipping and handling costs associated with product sales are included in Purchased product costs on the Consolidated Statements of Operations. Taxes collected from customers and remitted to the appropriate taxing authority are excluded from revenue.  Facility expenses and depreciation represent those expenses related to operating our various facilities and are necessary to provide both Product Sales and Services Revenue.

The Partnership’s assessment of each of the revenue recognition criteria as they relate to its revenue producing activities are as follows: persuasive evidence of an arrangement exists, delivery, the fee is fixed or determinable and collectability is reasonably assured.  It is upon delivery or title transfer to the customer that the Partnership meets all four revenue recognition criteria and it is at such time that the Partnership recognizes Product Sales.  It is upon completion of services provided that the Partnership meets all four criteria and it is at such time that the Partnership recognizes Service Revenue.

Note 3 - Variable Interest Entities, page 120

MarkWest Pioneer—Restatement, page 123

2.              We note from your response to prior comment 2 that you do not believe that the maximum potential deconsolidation impact resulting from the failure of the key contract review control was material. We note, however, that the maximum potential impact described in your response represented, for example, 16% of total assets and 29% of current liabilities as of June 30, 2013 and was significant in prior fiscal years as well (e.g., 17% of revenue for fiscal year 2011). Based on the information in your response, we are not persuaded that the maximum potential amounts that could have been misstated are not material.

Accordingly, please provide us further information about your initial and current views regarding whether it is reasonably possible that the Company’s key contract review control would have failed to prevent or detect a material misstatement of the affected financial statement amounts and disclosures.

Response:

Upon consideration of the Staff’s written correspondence and telephonic communication regarding this matter, we have concluded that a material weakness in our internal controls over financial reporting relating to VIE consolidation existed at December 31, 2009 through March 31, 2013, and we have amended our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2013, as originally filed with the Commission on August 7, 2013, to include disclosure of the existence of this material weakness, the ineffectiveness of our disclosure controls and procedures, and the steps taken to remediate the material weakness. The impact of this amendment was limited to Part I - Item 4 “Controls and Procedures” and Part II - Item 6 “Exhibits”.

*        *        *

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Please direct any questions or comments regarding the foregoing to me at (303) 542-0729 or Alan Beck at (713) 758-3638.

Sincerely,

/s/ Paula L. Rosson

Paula L. Rosson
Senior Vice President/Chief Accounting Officer
MarkWest Energy Partners, L.P.

cc:                                Alan Beck, Vinson & Elkins L.L.P.